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56869-00017

October 31, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

         Registration Statement on Form N-2 (File Nos. 333-183599 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 28, 2012 (the “Initial Registration Statement”). Pre-Effective Amendment No. 1 updates to September 30, 2012 information in the Initial Registration Statement from that previously stated as of an earlier date, adds applicable exhibits and is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Pre-Effective Amendment No. 1, and all future amendments, is referred to herein as the “Registration Statement.”

Pre-Effective Amendment No. 1 also is being filed in response to comments received by the staff of the Commission (the “Staff”) in its letter dated September 26, 2012 (the “Comment Letter”). The numbered paragraphs below correspond to the comments set forth in the Comment Letter. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Pre-Effective Amendment No.1.

PROSPECTUS

Prospectus Summary—The Offering (Page 4)

1.	The first sentence of this section states that the Fund may offer, from time to time, shares of its common stock at prices and on terms to be set forth in prospectus supplements. Please confirm to

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 31, 2012

us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common or preferred shares. See Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26.

Response: Comment accepted. In response to the Staff’s comment, the Fund confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common or preferred stock registered pursuant to the Registration Statement (as distinguished from related preliminary prospectus supplements), the Fund will file a legality opinion with a post-effective amendment regarding each such future offering of common or preferred shares.

Prospectus Summary—Use of Financial Leverage (Page 4)

2.	The first paragraph of this section states that the Fund plans to utilize financial leverage through the issuance of preferred stock. Please confirm that expenses associated with issuing preferred stock will be estimated in the Fund’s fee table.

Response: Comment accepted. In response to the Staff’s comment, the Fund confirms that expenses associated with issuing preferred stock will be estimated in the Fund’s Fees and Expenses Table in the Registration Statement. Specifically, in the Fund’s Fees and Expenses Table on pages 10 and 11 of the Initial Registration Statement, the following reference to expenses associated with issuing preferred stock was made in footnote (4): “[t]he related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.” In addition, for purposes of calculating annual expenses in the same Fees and Expense Table in the Initial Registration Statement, there is an entry relating to “Dividends Payments on Preferred Stock.”

Prospectus Summary—Derivatives and Other Strategies (Page 5)

3.	The third paragraph of this section states that the Fund may engage in short sales. Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.101 (j) (May 1, 2011).

Response: Comment accepted. In response to the Staff’s comment, the Fund will include as an expense an estimate of dividends paid on the Fund’s short sale transactions. No expenses were included in the current Fees and Expense Table because no material amount of short sales were made during the year ended November 30, 2011.

Kayne Anderson MLP Investment Company (Page 9)

4.	The second paragraph of this section states that, as of July 31, 2012, the Fund had approximately 83.2 million shares outstanding. However, the table following this disclosure shows 88.2 million shares outstanding as of July 31, 2012. Please explain to us the reason for this difference.

Response: The amount set forth in the table was a typographical error; the amount should have been 88,241 instead of 83,241 as of July 31, 2012. The Fund has updated its disclosure in Pre-Effective Amendment No. 1 by stating that as of September 30, 2012, the Fund had approximately 88.2 million shares of common stock outstanding. See page 9 under the caption “Kayne Anderson MLP Investment Company” and page 59 under the caption “Description of Capital Stock—Common Stock.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 31, 2012

GENERAL COMMENTS

5.	Where a comment is made in one location, it is applicable to all similar disclosure elsewhere in the registration statement.

Response: The Fund respectfully acknowledges the Staff’s comment.

6.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

7.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the form of prospectus included in the Registration Statement. At this time, the Fund has not determined the details of that information.

8.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

9.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund has revised the disclosure in Amendment No. 1 with respect to each comment that is in the Comment Letter. Accordingly, a supplemental letter is not required.

10.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund respectfully acknowledges the Staff’s comment.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

October 31, 2012

The Fund respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/John F. Della Grotta

John F. Della Grotta

PAUL HASTINGS LLP

JFD:ma

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

    David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

    David A. Hearth, Esq., Paul Hastings (w/encl.)